Exhibit 4.22
Bancolombia
NIT 890.903.938-8
Carrera 48 #26-85 Medellín - Colombia
Bogotá (60 1) 343 00 00
Medellín (60 6) 5109000
www.bancolombia.com.co

ADDENDUM No. 5 TO THE FINANCIAL LEASING CONTRACT NO. 235195

Between the undersigned, BANCOLOMBIA S.A., a corporation of a commercial nature, domiciled in the city of Medellín, legally incorporated, duly represented by the person who appears below his signature, on the one part; and on the other, LPA COL PROPCO COTA 1 S.A.S, identified as appears below his signature, hereinafter “THE LESSEE”, we have decided to amend Financial Leasing Contract No 235195 (hereinafter it shall be called “THE CONTRACT”) in accordance with the following:

BACKGROUND:
1.THE PARTIES declare and acknowledge that this Agreement may amend the initial conditions under which the Leasing Contract was agreed, therefore this Agreement is an integral part of the Leasing Contract.

CLAUSES

FIRST. PURPOSE. THE PARTIES agree to add to Clause 13 of “Lessee’s Obligations”, item “Y. Covenants”, the following:

Exhibit 4.22
• THE LESSEE may grant guarantees over obligations of third parties with respect to the following properties:

Asset	Real estate registration
Warehouse 800A	50N-20908823
Lot for development 800B	50N-20918258
Lot for development 500B	50N-20923064
Lot for development 100+900	50N-20864652

• THE LESSEE may not dispose of the resources for $7,000 million corresponding to the prepayment reserve, in accordance with the breach of the DSCR indicator as of June 2025. Likewise, it is established that LATAM must comply with two consecutive semiannual periods with a DSCR indicator greater than or equal to 1.2 for the refund of the reserve to proceed.

• THE LESSEE must maintain, in each semiannual measurement, the ratio (Free Cash Flow + Reserve Fund) / Debt Service at a value greater than or equal to 1.2x. In the event that THE LESSEE does not comply with such ratio, it must contribute to the Reserve Fund the resources necessary to restore the indicator to the required level, within a term of thirty (30) calendar days counted from the measurement date.

If THE LESSEE breaches the financial covenant to increase the reserve within the term and for the required amount, an economic penalty shall be generated and charged to it equivalent to one percent (1%) plus VAT on the outstanding balance of disbursed principal under the leasing.

Exhibit 4.22
PARAGRAPH: In the case of Real Estate Registration 50N-20864652, which is in the process of being subdivided, the authorization granted shall be extended and shall automatically include the new real estate registrations that are generated as a result of such process, maintaining for all of them the scope and the conditions agreed herein.

SECOND. TERM AND SCOPE OF THE OTHER PROVISIONS. The other clauses of the Leasing Contract that are not contrary to what is established in this Addendum shall remain in force in all their terms, without any modification whatsoever. Only those provisions that, by their nature, are incompatible with what is agreed herein or have been expressly adjusted in this Addendum shall be deemed modified.

This document is executed on the 24th day of December 2025.

BANCOLOMBIA                     THE LESSEE

MARTIN ORLANDO PRIETO
RODRIGUEZ
ATTORNEY-IN-FACT
ID. 79048722
Legal Representative/Special Attorney-in-Fact
BANCOLOMBIA S.A.
NIT: 890.903.938-8
ESTEBAN SALDARRIAGA GAVIRIA
ID. 81717335
Legal Representative.

LPA COL PROPCO COTA 1 S.A.S,
NIT: 9009868563

Exhibit 4.22